Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2021

(₹ in Crore except as stated)

		Quarter ended			Year ended
S. No.	Particulars	31.03.2021 (Audited) (Refer Note 2)	31.12.2020 (Unaudited)	31.03.2020 (Audited) (Refer Note 2)	31.03.2021 (Audited)	31.03.2020 (Audited)
1	Revenue from operations	27,874	22,498	19,513	86,863	83,545
2	Other operating income	332	237	242	1,158	902
3	Other income	859	886	627	3,421	2,510

	Total Income	29,065	23,621	20,382	91,442	86,957

4	Expenses
a)	Cost of materials consumed	7,331	5,752	5,419	22,849	21,261
b)	Purchases of stock-in-trade	18	6	20	41	225
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	143	193	199	792	1,017
d)	Power & fuel charges	3,972	3,199	3,364	13,674	16,606
e)	Employee benefits expense	709	897	487	2,861	2,672
f)	Finance costs	1,325	1,321	1,064	5,210	4,977
g)	Depreciation, depletion and amortization expense	2,055	1,912	2,252	7,638	9,093
h)	Other expenses	6,996	4,931	5,714	20,486	21,979

5	Total expenses	22,549	18,211	18,519	73,551	77,830

6	Profit before exceptional items and tax	6,516	5,410	1,863	17,891	9,127

7	Net exceptional loss (Refer note 3)	(773)	—	(17,132)	(678)	(17,386)

8	Profit/ (Loss) before tax	5,743	5,410	(15,269)	17,213	(8,259)

9	Tax (benefit)/ expense
	On other than exceptional items
a)	Net Current tax expense	33	1,147	320	2,066	1,788
b)	Net Deferred tax (benefit)/ expense (Refer note 9)	(1,732)	39	3,018	268	1,217
i)	Deferred tax on intra group profit distribution (including from accumulated profits)	(132)	(282)	1,701	869	1,701
ii)	Other Deferred tax (benefit)/ expense	(1,600)	321	1,317	(601)	(484)
	On Exceptional items
a)	Net Deferred tax benefit (Refer note 3)	(187)	—	(6,524)	(154)	(6,521)

	Net tax (benefit)/ expense :	(1,886)	1,186	(3,186)	2,180	(3,516)

10	Profit/ (Loss) after tax before share in (loss)/ profit of jointly controlled entities and associates and non-controlling interests	7,629	4,224	(12,083)	15,033	(4,743)

11	Add: Share in (loss)/ profit of jointly controlled entities and associates	(1)	0	0	(1)	(1)

12	Profit/ (Loss) after share in (loss)/ profit of jointly controlled entities and associates (a)	7,628	4,224	(12,083)	15,032	(4,744)

(₹ in Crore except as stated)

		Quarter ended					Year ended
S. No.	Particulars	31.03.2021 (Audited) (Refer Note 2)		31.12.2020 (Unaudited)		31.03.2020 (Audited) (Refer Note 2)	31.03.2021 (Audited) (Refer Note 2)	31.03.2020 (Audited)
13	Other Comprehensive Income/ (Loss)
i.	(a) Items that will not be reclassified to profit or loss	5		13		(96)	62	(284)
	(b) Tax (expense)/ benefit on items that will not be reclassified to profit or loss	(9)		(0)		23	(11)	71
ii.	(a) Items that will be reclassified to profit or loss	118		250		(73)	187	927
	(b) Tax benefit/ (expense) on items that will be reclassified to profit or loss	10		(32)		28	(35)	2

	Total Other Comprehensive Income/ (Loss) (b)	124		231		(118)	203	716

14	Total Comprehensive Income/ (Loss) (a + b)	7,752		4,455		(12,201)	15,235	(4,028)

15	Profit/ (Loss) attributable to:
a)	Owners of Vedanta Limited	6,432		3,299		(12,521)	11,602	(6,664)
b)	Non-controlling interests	1,196		925		438	3,430	1,920

16	Other Comprehensive Income/ (Loss) attributable to :
a)	Owners of Vedanta Limited	99		167		0	110	839
b)	Non-controlling interests	25		64		(118)	93	(123)

17	Total comprehensive Income/ (Loss) attributable to:
a)	Owners of Vedanta Limited	6,531		3,466		(12,521)	11,712	(5,825)
b)	Non-controlling interests	1,221		989		320	3,523	1,797

18	Net Profit/ (Loss) after taxes, non-controlling interests and share in (loss)/ profit of jointly controlled entities and associates but before exceptional items	7,013		3,299		(1,914)	12,151	3,993

19	Paid-up equity share capital (Face value of ₹ 1 each)	372		372		372	372	372
20	Reserves excluding Revaluation Reserves as per balance sheet						61,906	54,263
21	Earnings / (Loss) per share (₹) (*not annualised)
	-Basic	17.37	*	8.91	*	(33.82)*	31.32	(18.00)
	-Diluted	17.25	*	8.86	*	(33.64)*	31.13	(18.00)

				(₹ in Crore except as stated)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2021 (Audited) (Refer Note 2)	31.12.2020 (Unaudited)	31.03.2020 (Audited) (Refer Note 2)	31.03.2021 (Audited)	31.03.2020 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	5,349	4,745	3,692	17,550	15,715
	(ii) Silver - India	1,350	1,145	601	4,382	2,444

	Total	6,699	5,890	4,293	21,932	18,159
b)	Zinc - International	900	823	733	2,729	3,128
c)	Oil & Gas	2,584	1,892	2,404	7,531	12,661
d)	Aluminium	8,828	7,378	6,378	28,644	26,577
e)	Copper	3,945	2,664	2,256	10,890	9,053
f)	Iron Ore	1,727	1,284	1,073	4,528	3,463
g)	Power	1,449	1,048	1,204	5,375	5,860
h)	Others	1,785	1,552	1,224	5,377	4,782

	Total	27,917	22,531	19,565	87,006	83,683

Less:	Inter Segment Revenue	43	33	52	143	138

	Revenue from operations	27,874	22,498	19,513	86,863	83,545

2	Segment Results
	[Profit/ (loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead -India	1,940	1,675	887	5,302	4,322
	(ii) Silver - India	1,226	1,013	516	3,851	2,126

	Total	3,166	2,688	1,403	9,153	6,448
b)	Zinc - International	109	198	(212)	491	(253)
c)	Oil & Gas	740	545	200	1,983	4,557
d)	Aluminium	2,260	1,582	667	5,898	175
e)	Copper	(132)	(82)	(124)	(392)	(509)
f)	Iron Ore	770	547	317	1,716	777
g)	Power	7	194	301	731	979
h)	Others	191	170	92	352	(1)

	Total	7,111	5,842	2,644	19,932	12,173

Less: Finance costs		1,325	1,321	1,064	5,210	4,977
Add: Other unallocable income net off expenses		730	889	283	3,169	1,931

	Profit before exceptional items and tax	6,516	5,410	1,863	17,891	9,127

Add: Net exceptional loss (Refer note 3)		(773)	—	(17,132)	(678)	(17,386)

	Profit/ (loss) before tax	5,743	5,410	(15,269)	17,213	(8,259)

3	Segment assets
a)	Zinc, Lead and Silver - India	21,302	21,250	21,989	21,302	21,989
b)	Zinc - International	6,065	6,033	5,175	6,065	5,175
c)	Oil & Gas	18,915	17,549	15,474	18,915	15,474
d)	Aluminium	54,764	54,804	55,876	54,764	55,876
e)	Copper	6,273	7,229	6,867	6,273	6,867
f)	Iron Ore	2,722	2,851	2,738	2,722	2,738
g)	Power	17,565	18,213	18,712	17,565	18,712
h)	Others	7,862	8,004	8,087	7,862	8,087
i)	Unallocated	50,229	40,714	48,704	50,229	48,704

	Total	185,697	176,647	183,622	185,697	183,622

				(₹ in Crore except as stated)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2021 (Audited) (Refer Note 2)	31.12.2020 (Unaudited)	31.03.2020 (Audited) (Refer Note 2)	31.03.2021 (Audited)	31.03.2020 (Audited)
4	Segment liabilities
a)	Zinc, Lead and Silver - India	5,929	4,697	5,996	5,929	5,996
b)	Zinc - International	1,067	942	1,226	1,067	1,226
c)	Oil & Gas	11,178	10,527	10,206	11,178	10,206
d)	Aluminium	18,565	15,587	20,811	18,565	20,811
e)	Copper	4,388	4,385	4,599	4,388	4,599
f)	Iron Ore	1,319	1,171	1,268	1,319	1,268
g)	Power	2,123	1,839	1,942	2,123	1,942
h)	Others	2,126	1,788	1,574	2,126	1,574
i)	Unallocated	61,586	66,540	64,253	61,586	64,253

	Total	108,281	107,476	111,875	108,281	111,875

The main business segments are :

(a) Zinc, which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate;

(b) Oil & Gas, which consists of exploration, development and production of oil and gas;

(c) Aluminium, which consist of mining of bauxite and manufacturing of alumina and various aluminium products;

(d) Copper, which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid and phosphoric acid (Refer note 5);

(e) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke;

(f) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power; and

(g) Other business segment comprises port/berth, glass substrate, steel and ferroy alloys. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Consolidated Balance Sheet		(₹ in Crore)

Particulars		As at 31.03.2021 (Audited)	As at 31.03.2020 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	89,429	88,022
	(b) Capital work-in-progress	13,880	16,837
	(c) Intangible assets	1,041	882
	(d) Exploration intangible assets under development	2,434	1,748
	(e) Financial assets
	(i) Investments	156	95
	(ii) Trade receivables	3,158	3,111
	(iii) Loans	5,069	17
	(iv) Derivatives	—	3
	(v) Others	2,520	2,523
	(f) Deferred tax assets (net)	5,860	6,889
	(g) Income tax assets (net)	2,748	2,645
	(h) Other non-current assets	3,210	3,330

	Total Non-current assets	129,505	126,102

2	Current assets
	(a) Inventories	9,923	11,335
	(b) Financial Assets
	(i) Investments	16,504	24,658
	(ii) Trade receivables	3,491	2,697
	(iii) Cash and cash equivalents	4,854	5,117
	(iv) Other bank balances	11,775	7,385
	(v) Loans	2,019	85
	(vi) Derivatives	70	692
	(vii) Others	4,245	2,406
	(c) Income tax assets (net)	7	7
	(d) Other current assets	3,304	3,138

	Total Current assets	56,192	57,520

	Total assets	185,697	183,622

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	61,906	54,263

	Equity attributable to owners of Vedanta Limited	62,278	54,635
2	Non-controlling interests	15,138	17,112

	Total Equity	77,416	71,747

	Liabilities
3	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	37,962	36,724
	(ii) Derivatives	76	45
	(iii) Other financial liabilities	1,445	1,501
	(b) Provisions	3,132	2,828
	(c) Deferred tax liabilities (net)	2,215	2,885
	(d) Other non-current liabilities	4,327	4,570

	Total Non-current liabilities	49,157	48,553

4	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	3,715	13,076
	(ii) Operational buyers’ credit / suppliers’ credit	7,983	8,945
	(iii) Trade payables	7,892	8,027
	(iv) Derivatives	279	96
	(v) Other financial liabilities	28,803	21,162
	(b) Provisions	353	355
	(c) Income tax liabilities (net)	277	188
	(d) Other current liabilities	9,822	11,473

		59,124	63,322

	Total Equity and Liabilities	185,697	183,622

Vedanta Limited

Consolidated statement of cash flows for the year ended March 31, 2021

		(₹ in Crore)

Particulars	Year ended March 31, 2021 (Audited)	Year ended March 31, 2020 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(loss) before taxation	17,213	(8,259)
Adjustments for:
Depreciation, depletion and amortisation	7,662	9,152
Capital work-in-progress written off/ impairment charge	244	17,080
Other exceptional items	434	306
Provision for doubtful debts/ advance/ bad debts written off	308	121
Exploration costs written off	7	3
Fair value gain on financial assets held at fair value through profit or loss	(934)	(558)
(Profit)/ Loss on sale/ discard of property, plant and equipment (net)	(75)	56
Foreign exchange (gain)/ loss (net)	(119)	317
Unwinding of discount on decommissioning liability	72	96
Share based payment expense	59	72
Interest and dividend Income	(2,107)	(1,683)
Interest expense	5,123	4,874
Deferred government grant	(228)	(205)

Changes in assets and liabilities
(Increase)/ decrease in trade and other receivables	(3,215)	462
Decrease in inventories	1,409	1,990
Increase/ (decrease) in trade and other payable	235	(3,389)

Cash generated from operations	26,088	20,435
Income taxes paid (net of refund)	(2,108)	(1,135)

Net cash generated from operating activities	23,980	19,300

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(45)	(33)
Purchases of property, plant and equipment (including intangibles)	(6,886)	(7,814)
Proceeds from sale of property, plant and equipment	168	145
Loans repaid by related parties	1,112	—
Loans given to related parties	(7,660)	—
Short-term deposits made	(18,040)	(11,190)
Proceeds from redemption of short-term deposits	14,563	4,564
Short term investments made	(75,160)	(98,358)
Proceeds from sale of short term investments	83,330	103,339
Interest received	2,035	830
Dividends received	2	18
Payment made to site restoration fund	(169)	(37)
Proceeds on liquidation of structured investments	—	3,077
Payment towards structured investments	—	(435)

Net cash used in investing activities	(6,750)	(5,894)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short term borrowings (net)	(9,593)	(11,264)
Proceeds from current borrowings	11,298	4,473
Repayment of current borrowings	(11,056)	(4,397)
Proceeds from long-term borrowings	16,707	11,826
Repayment of long-term borrowings	(9,577)	(8,996)
Interest paid	(5,348)	(5,322)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(3,519)	(1,444)
Loan given to parent in excess of fair value	(536)	—
Payment of dividends to non-controlling interests	(5,603)	—
Payment for acquiring non-controlling interest	—	(107)
Payment of lease liabilities	(338)	(316)

Net cash used in financing activities	(17,565)	(15,547)

Effect of exchange rate changes on cash and cash equivalents	72	(31)

Net decrease in cash and cash equivalents	(263)	(2,172)

Cash and cash equivalents at the beginning of the year	5,117	7,289

Cash and cash equivalents at end of the year	4,854	5,117

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries (“the Group”), jointly controlled entities, and associates for the quarter and year ended March 31, 2021 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meetings held on May 13, 2021.

2	These results have been prepared on the basis of the consolidated audited financial statements for the year ended March 31, 2021 and the consolidated interim financial results for the quarter and nine months ended December 31, 2020, which are prepared in accordance with the Indian Accounting Standards (“Ind AS”) notified under the Companies (Indian Accounting Standards) Rules, 2015. The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year.

3	Exceptional items comprise the following:

					(₹ in Crore)

Particulars	Quarter ended			Year ended
	31.03.2021 (Audited) (Refer Note 2)	31.12.2020 (Unaudited)	31.03.2020 (Audited) (Refer Note 2)	31.03.2021 (Audited)	31.03.2020 (Audited)
Capital work-in-progress written off and impairment charge relating to property, plant and equipment, exploration assets (as applicable) and other assets in following segments:
- Oil & gas[a]	—	—	(15,907)	—	(15,907)
- Copper (Refer note 5)	—	—	(669)	—	(669)
- Aluminium	(181)	—	—	(181)	—
- Other	(63)	—	—	(63)	(504)
Provision on receivables subject to litigation[b]	(213)	—	(556)	(213)	(556)
Transaction costs paid to the ultimate parent company on structured investment sold in previous year	(103)	—	—	(103)	—
Provision for settlement of dispute regarding environmental clearance	(213)	—	—	(213)	—
Revision of Renewable Purchase Obligation pursuant to respective state electricity regulation commission notifications	—	—	—	95	168
Interest income on claims based on Supreme Court order	—	—	—	—	82

Net exceptional loss	(773)	—	(17,132)	(678)	(17,386)
Tax benefit on above	187	—	6,524	154	6,521
Non-controlling interests on above	5	—	1	(25)	208

Net exceptional loss net of tax and non-controlling interests	(581)	—	(10,607)	(549)	(10,657)

a) The impairment was triggered primarily due to the significant fall in crude oil prices consequent to the outbreak of COVID-19.

b)  Includes a provision of ₹ 213 Crore (March 31, 2020: ₹ 207 Crore) on advances given to Konkola Copper Mines plc (KCM) a company whose majority shares are ultimately held by Vedanta Resources Limited (“VRL”) and on which a liquidation suit has been filed. The outstanding balance as at year end from KCM net of provisions is ₹ 211 Crore (March 31, 2020: ₹ 437 Crore).

4	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for automatic extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. May 15, 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed automatic extension of PSC. The Company is studying the order and all available legal remedies are being evaluated for further action as appropriate. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated April 07, 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. May 15, 2020 vide its letter dated October 26, 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of US$ 364 million (₹ 2,669 Crore) has been raised by DGH on May 12, 2020, relating to the share of the Company and its subsidiary. This amount was subsequently revised to US$ 458 million (₹ 3,360 Crore) till March 2018 vide DGH letter dated December 24, 2020. The Company has disputed the demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms the Company has also commenced arbitration proceedings. Further, on September 23, 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is scheduled for hearing on May 20, 2021.

Simultaneously, the Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto July 31, 2021 or signing of the PSC addendum, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations.

5

The Company’s application for renewal of Consent to Operate (“CTO”) for existing copper smelter at Tuticorin was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated February 18, 2019, on the sole basis of maintainability. Vedanta Limited has filed a writ petition before the Madras High Court challenging various orders passed against the Company. On August 18, 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The Supreme Court Bench did not allow the interim relief. The matter shall now be heard on merits. The matter was again mentioned before the bench on March 17, 2021, wherein the matter was posted for hearing on August 17, 2021.

However, subsequent to the year end, the Company approached the Supreme Court offering to supply medical oxygen from the said facility in view of prevailing COVID-19 situation, which was allowed by the Supreme Court, under supervision of a committee constituted by the Government of Tamil Nadu.

The Company was also in the process of expanding its capacities at an adjacent site (‘Expansion Project’). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, SIPCOT cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till March 31, 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence it does not expect any material adjustments to these financial results as a consequence of the above actions.

6	As per information received from VRL, VRL together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, as persons acting in concert with VRL (“PACs”), have subsequent to the year end, acquired 37,42,31,161 equity shares of the Company under the voluntary open offer made to the public shareholders of the Company in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and thereby increasing their shareholding in the Company from the current 55.1% to 65.18%.

7

The Company has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (“NCLT”) vide its order dated January 30, 2020 approved the resolution plan for acquiring controlling stake in FACOR, pursuant to which, the Company now owns 100% share capital of FACOR. FACOR holds 90% in its subsidiary, Facor Power Limited.

The consideration paid for the acquisition of FACOR by the Company includes cash of ₹ 56 Crore (equity of ₹ 34 Crore and inter-corporate loan of ₹ 22 Crore) and zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of ₹ 287 Crore to the Financial Creditors payable equally over 4 years commencing March 2021. Net cash flow for the acquisition (net of cash and cash equivalents on the date of acquisition of ₹ 11 Crore) is ₹ 45 Crore.

8	In June 2020, as part of its cash management activities, the Company’s overseas subsidiaries had extended certain loans and guarantee facilities to VRL and its subsidiaries, which were drawn over a period of time carrying interest ranging from 3% to 7% and guarantee fee at 1%. In October 2020, certain terms of the facilities were modified while the guarantee was extinguished and subsequently the loan was assigned by VRL to a single subsidiary (“the Borrower”). In March 2021, since the credit default swap rates had stabilized, the Company negotiated the rate with the Borrower and remeasured its interest rate by applying the prevailing US Dollar treasury rates and the Company specific credit default swaps. As of March 31, 2021, loans of US$ 966 million (approx. ₹ 7,081 Crore) carrying interest at 9.6% p.a. are outstanding from the Borrower and are repayable in instalments by December 2023. Subsequent to the balance sheet date, the Borrower has repaid US$ 207 million (₹1,534 Crore) of the aforesaid balance. As per the accounting requirements of Ind AS 109 – ‘Financial Instruments’, the excess of loan amount over the present value of the modified contractual cash flows discounted at the original effective interest rate aggregating to US$ 73 million (₹ 536 Crore) has been recorded in the statements of changes in equity and cash flow as a transaction with the shareholder.

9	Income taxes

a)	In June 2018, the Company acquired majority stake in ESL Steel Limited (“ESL”), which has since been focusing on operational turnaround. Based on management’s estimate of future outlook, financial projections and requirements of Ind AS 12 – Income taxes, ESL has recognized deferred tax assets of ₹ 3,184 Crore during the quarter ended March 31, 2021.

b)	Consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries of the Company, the unabsorbed depreciation as per tax laws and MAT balances have been utilized by the Company leading to a deferred tax (benefit)/ charge as disclosed in line 9(b)(i) of the above results.

10	The Group has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment , loans and receivables, etc in accordance with the applicable Ind AS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results. The impact of the pandemic may be different from that as estimated as at the date of approval of these results and the management continues to closely monitor any material changes to future economic conditions.

11	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Sunil Duggal
Dated : May 13, 2021 Place : New Delhi	Whole-Time Director and Chief Executive Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF AUDITED STANDALONE RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2021

	(₹ in Crore, except as stated)

		Quarter ended			Year ended
S. No.	Particulars	31.03.2021 (Audited) (Refer Note 2)	31.12.2020 (Unaudited)	31.03.2020 (Audited) (Refer Note 2)	31.03.2021 (Audited)	31.03.2020 (Audited)
1	Revenue from operations	12,305	9,605	8,343	37,120	35,417
2	Other operating income	86	56	113	320	441
3	Other income (Refer note 8)	92	6,015	184	10,948	2,870

	Total Income	12,483	15,676	8,640	48,388	38,728

4	Expenses
a)	Cost of materials consumed	4,521	3,460	3,356	13,990	12,493
b)	Purchases of Stock-in-Trade	76	48	21	204	227
c)	Changes in inventories of finished goods, work-in-progress and stock - in- trade	92	118	(65)	70	1,430
d)	Power & fuel charges	1,941	1,673	1,608	6,763	7,930
e)	Employee benefits expense	217	329	121	903	765
f)	Finance costs	813	756	728	3,193	3,328
g)	Depreciation, depletion and amortization expense	654	633	820	2,519	3,264
h)	Other expenses	2,482	1,556	1,722	6,850	7,186

	Total expenses	10,796	8,573	8,311	34,492	36,623

5	Profit before exceptional items and tax	1,687	7,103	329	13,896	2,105

6	Net exceptional loss (Refer note 3)	(232)	—	(12,697)	(232)	(12,568)

7	Profit/ (Loss) before tax	1,455	7,103	(12,368)	13,664	(10,463)

8	Tax expense/ (benefit) on other than exceptional items:
a)	Net Current tax (benefit)/ expense	(453)	557	4	104	4
b)	Net Deferred tax expense/ (benefit)	548	826	1,116	3,138	(592)
	Tax benefit on exceptional items :
a)	Net Deferred tax benefit (Refer note 3)	(81)	—	(3,202)	(81)	(3,143)

	Net tax expense/ (benefit)	14	1,383	(2,082)	3,161	(3,731)

9	Net Profit/ (Loss) after tax (a)	1,441	5,720	(10,286)	10,503	(6,732)

10	Net Profit/ (Loss) after tax before exceptional items (net of tax)	1,592	5,720	(791)	10,654	2,693

11	Other Comprehensive Income/ (Loss)
i.	(a) Items that will not be reclassified to profit or loss	3	18	(19)	63	(85)
	(b) Tax (expense)/ benefit on items that will not be reclassified to profit or loss	(1)	(1)	(2)	(3)	4
ii.	(a) Items that will be reclassified to profit or loss	5	(49)	111	(91)	423
	(b) Tax benefit/ (expense) on items that will be reclassified to profit or loss	12	(18)	43	(26)	42

	Total Other Comprehensive Income/ (Loss) (b)	19	(50)	133	(57)	384

12	Total Comprehensive Income/ (Loss) (a+b)	1,460	5,670	(10,153)	10,446	(6,348)

13	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372	372	372
14	Reserves excluding Revaluation Reserves as per balance sheet				76,418	69,523
15	Earnings/ (Loss) per share (₹) (*not annualised)
	- Basic & Diluted	3.87 *	15.38 *	(27.65)*	28.23	(18.10)

		(₹ in Crore)

		Quarter ended			Year ended

S. No.	Segment Information	31.03.2021 (Audited) (Refer Note 2)	31.12.2020 (Unaudited)	31.03.2020 (Audited) (Refer Note 2)	31.03.2021 (Audited)	31.03.2020 (Audited)
1	Segment Revenue
a)	Oil & Gas	1,395	1,032	1,320	4,086	6,756
b)	Aluminium	6,312	5,109	4,417	20,162	19,022
c)	Copper	2,735	1,980	1,389	7,623	5,972
d)	Iron Ore	1,727	1,285	1,074	4,529	3,463
e)	Power	136	199	143	720	206

	Total	12,305	9,605	8,343	37,120	35,419

Less:	Inter Segment Revenue	—	—	—	—	2

	Revenue from operations	12,305	9,605	8,343	37,120	35,417

2	Segment Results
	[Profit/ (Loss) before tax and interest]
a)	Oil & Gas	388	269	146	1,035	2,406
b)	Aluminium	1,590	1,137	532	4,138	237
c)	Copper	(113)	(56)	(102)	(308)	(432)
d)	Iron Ore	730	536	327	1,652	830
e)	Power	(136)	(15)	(20)	(172)	(235)

	Total	2,459	1,871	883	6,345	2,806

Less: Finance costs		813	756	728	3,193	3,328
Add: Other unallocable income net off expenses		41	5,988	174	10,744	2,627

	Profit before exceptional items and tax	1,687	7,103	329	13,896	2,105

Add: Net exceptional loss (Refer note 3)		(232)	—	(12,697)	(232)	(12,568)

	Profit/ (Loss) before tax	1,455	7,103	(12,368)	13,664	(10,463)

3	Segment assets
a)	Oil & Gas	13,161	12,383	10,900	13,161	10,900
b)	Aluminium	42,303	42,342	42,792	42,303	42,792
c)	Copper	5,289	6,255	5,865	5,289	5,865
d)	Iron Ore	2,548	2,680	2,549	2,548	2,549
e)	Power	3,161	3,353	3,342	3,161	3,342
f)	Unallocated	71,269	68,027	74,002	71,269	74,002

	Total	137,731	135,040	139,450	137,731	139,450

4	Segment liabilities
a)	Oil & Gas	7,403	7,325	8,501	7,403	8,501
b)	Aluminium	13,508	10,608	15,369	13,508	15,369
c)	Copper	3,895	4,101	4,155	3,895	4,155
d)	Iron Ore	2,301	2,185	1,098	2,301	1,098
e)	Power	210	214	156	210	156
f)	Unallocated	33,624	35,241	40,276	33,624	40,276

	Total	60,941	59,674	69,555	60,941	69,555

The main business segments are:

(a) Oil & Gas, which consists of exploration, development and production of oil and gas;

(b) Aluminium, which consists of manufacturing of alumina and various aluminium products;

(c) Copper, which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 4);

(d) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke; and

(e) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Balance Sheet		(₹ in Crore)

	Particulars	As at 31.03.2021 (Audited)	As at 31.03.2020 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	38,222	37,087
	(b) Capital work-in-progress	9,096	11,027
	(c) Intangible assets	27	31
	(d) Exploration intangible assets under development	1,605	1,059
	(e) Financial assets
	(i) Investments	60,887	60,787
	(ii) Trade receivables	1,323	1,346
	(iii) Loans	180	183
	(iv) Derivatives	—	3
	(v) Others	1,258	1,673
	(f) Deferred tax assets (net)	333	3,464
	(g) Income tax assets (net)	1,787	1,682
	(h) Other non-current assets	2,371	2,272

	Total non-current assets	117,089	120,614

2	Current assets
	(a) Inventories	5,555	5,689
	(b) Financial assets
	(i) Investments	2,016	2,118
	(ii) Trade receivables	1,136	832
	(iii) Cash and cash equivalents	2,861	1,846
	(iv) Other bank balances	1,475	347
	(v) Loans	523	1,596
	(vi) Derivatives	66	548
	(vii) Others	5,071	3,826
	(c) Other current assets	1,939	2,034

	Total current assets	20,642	18,836

	Total assets	137,731	139,450

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	76,418	69,523

	Total Equity	76,790	69,895
	Liabilities
2	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	20,913	21,629
	(ii) Derivatives	50	9
	(iii) Other financial liabilities	250	288
	(b) Provisions	1,169	1,185
	(c) Other non-current liabilities	2,360	2,539

	Total Non-current liabilities	24,742	25,650

3	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	1,140	10,819
	(ii) Operational buyers’ credit / suppliers’ credit	6,029	7,129
	(iii) Trade payables
	(1) Total outstanding dues of micro, small and medium enterprises	209	182
	(2) Total outstanding dues of creditors other than micro, small and medium enterprises	3,594	3,328
	(iv) Derivatives	139	38
	(iv) Other financial liabilities	19,355	14,861
	(b) Provisions	98	95
	(c) Income tax liabilities (net)	46	46
	(d) Other current liabilities	5,589	7,407

	Total current liabilities	36,199	43,905

	Total Equity and Liabilities	137,731	139,450

Statement of Cash Flows	(₹ in Crore)

	Year ended
Particulars	31.03.2021 (Audited)	31.03.2020 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/ (Loss) before tax	13,664	(10,463)
Adjustments for:
Depreciation, depletion and amortisation	2,543	3,321
Capital work-in-progress written off/ impairment charge	181	12,335
Other exceptional items	51	233
Provision for doubtful debts/ advance/ bad debts written off	129	68
Exploration costs written off	6	1
Fair value gain on financial assets held at fair value through profit or loss	(93)	(152)
Loss on sale of property, plant and equipment (net)	28	77
Foreign exchange loss (net)	80	123
Unwinding of discount on decommissioning liability	23	31
Share based payment expense	36	40
Interest and dividend income	(10,730)	(2,597)
Interest expense	3,170	3,297
Deferred government grant	(75)	(74)
Changes in assets and liabilities
Increase in trade and other receivables	(1,339)	(857)
Decrease in inventories	53	2,088
Decrease in trade and other payable	(1,452)	(790)

Cash generated from operations	6,275	6,681
Income taxes (paid)/ refund (net)	(228)	518

Net cash generated from operating activities	6,047	7,199

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (Including transaction cost of ₹ 3 Crore)	(59)	(33)
Purchases of property, plant and equipment (including intangibles)	(2,669)	(2,161)
Proceeds from sale of property, plant and equipment	18	35
Loans given to related parties	(579)	(2,870)
Loans repaid by related parties	1,684	1,403
Short-term deposits made	(1,441)	(913)
Proceeds from redemption of short-term deposits	962	547
Short term investments made	(18,468)	(34,231)
Proceeds from sale of short term investments	18,628	36,580
Interest received	415	404
Dividends received	10,371	2,142
Payments made to site restoration fund	(94)	(16)

Net cash from investing activities	8,768	887

Statement of Cash Flows	(₹ in Crore)

	Year ended
Particulars	31.03.2021 (Audited)	31.03.2020 (Audited)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short term borrowings (net)	(8,726)	(7,663)
Proceeds from current borrowings	5,499	4,457
Repayment of current borrowings	(6,908)	(3,805)
Proceeds from long-term borrowings	9,021	7,636
Repayment of long-term borrowings	(5,564)	(4,681)
Interest paid	(3,439)	(3,790)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(3,519)	(1,444)
Payment of lease liabilities	(164)	(159)

Net cash used in financing activities	(13,800)	(9,449)

Net increase/ (decrease) in cash and cash equivalents	1,015	(1,363)

Cash and cash equivalents at the beginning of the year	1,846	3,209

Cash and cash equivalents at the end of the year	2,861	1,846

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and year ended March 31, 2021 have been reviewed by the Audit Committee and approved by the Board of Directors at its respective meetings held on May 13, 2021.

2	These results have been prepared on the basis of the audited financial statements for the year ended March 31, 2021 and the interim financial results for the quarter and nine months ended December 31, 2020, which are prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules, 2015. The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year.

3	Exceptional items comprise the following:

				(₹ in Crore)

	Quarter ended			Year ended
Particulars	31.03.2021 (Audited) (Refer Note 2)	31.12.2020 (Unaudited)	31.03.2020 (Audited) (Refer Note 2)	31.03.2021 (Audited)	31.03.2020 (Audited)
Capital work-in-progress written off and impairment charge/ (reversal) relating to property, plant and equipment, exploration assets (as applicable) and other assets in following segments:
- Oil and gas [a]	—	—	(8,273)	—	(8,273)
- Copper (Refer note 4)	—	—	(669)	—	(669)
- Aluminium	(181)	—	—	(181)	—
Impairment charge/ (reversal) relating to investments in subsidiaries:
- Cairn India Holdings Limited *	—	—	(3,339)	—	(3,339)
- Sesa Resources Limited	—	—	(15)	—	(54)
Provision on receivables subject to litigation [b]	(51)	—	(401)	(51)	(401)
Revision of Renewable Purchase Obligation pursuant to respective state electricity regulation commission notifications	—	—	—	—	168

Net exceptional loss	(232)	—	(12,697)	(232)	(12,568)

Tax benefit on exceptional items	81	—	3,202	81	3,143

Net exceptional loss (net of tax)	(151)	—	(9,495)	(151)	(9,425)

a)	The impairment was triggered primarily due to the significant fall in crude oil prices consequent to the outbreak of COVID-19

b)	Includes a provision of ₹ 51 Crore (March 31, 2020: ₹ 52 Crore) on advances given to Konkola Copper Mines plc (KCM) a company whose majority shares are ultimately held by Vedanta Resources Limited (“VRL”) and on which a liquidation suit has been filed. The outstanding balance as at year end from KCM net of provisions is ₹ 51 Crore (March 31, 2020: ₹ 106 Crore).

4

The Company’s application for renewal of Consent to Operate (“CTO”) for existing copper smelter at Tuticorin was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated February 18, 2019, on the sole basis of maintainability. Vedanta Limited has filed a writ petition before the Madras High Court challenging various orders passed against the Company. On August 18, 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The Supreme Court Bench did not allow the interim relief. The matter shall now be heard on merits. The matter was again mentioned before the bench on March 17, 2021, wherein the matter was posted for hearing on August 17, 2021.

However, subsequent to the year end, the Company approached the Supreme Court offering to supply medical oxygen from the said facility in view of prevailing COVID-19 situation, which was allowed by the Supreme Court, under supervision of a committee constituted by the Government of Tamil Nadu.

The Company was also in the process of expanding its capacities at an adjacent site (‘Expansion Project’). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, SIPCOT cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till March 31, 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence it does not expect any material adjustments to these financial results as a consequence of the above actions.

5

The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for automatic extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. May 15, 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed automatic extension of PSC. The Company is studying the order and all available legal remedies are being evaluated for further action as appropriate. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated April 07, 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. May 15, 2020 vide its letter dated October 26, 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of US$ 364 million (₹ 2,669 Crore) has been raised by DGH on May 12, 2020, relating to the share of the Company and its subsidiary.This amount was subsequently revised to US$ 458 million (₹ 3,360 Crore) till March 2018 vide DGH letter dated December 24, 2020. The Company has disputed the demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms the Company has also commenced arbitration proceedings. Further, on September 23, 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is scheduled for hearing on May 20, 2021.

Simultaneously, the Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto July 31, 2021 or signing of the PSC addendum, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations.

6

The Company has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (“NCLT”) vide its order dated January 30, 2020 approved the resolution plan for acquiring controlling stake in FACOR, pursuant to which, the Company now owns 100% share capital of FACOR. FACOR holds 90% in its subsidiary, Facor Power Limited.

The consideration paid for the acquisition of FACOR by the Company includes cash of ₹ 56 Crore (equity of ₹ 34 Crore and inter-corporate loan of ₹ 22 Crore) and zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of ₹ 287 Crore to the Financial Creditors payable equally over 4 years commencing March 2021.

7	As per information received from VRL, VRL together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, as persons acting in concert with VRL (“PACs”), have subsequent to the year end, acquired 37,42,31,161 equity shares of the Company under the voluntary open offer made to the public shareholders of the Company in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and thereby increasing their shareholding in the Company from the current 55.1% to 65.18%.

8	Other income includes dividend income from subsidiaries of ₹ 5,843 Crore, ₹ 10,369 Crore and ₹ 2,125 Crore for the quarter ended December 31, 2020, year ended March 31, 2021 and year ended March 31, 2020 respectively.

9	Additional disclosures as per Regulation 52(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

a) Previous due date of Interest/Principal repayment are as follows. The actual payment was made on respective due dates.

S. No.	Particulars	Previous Due Date (October 1, 2020 to March 31, 2021)
		Principal Due Date		Interest Due Date
1	INE205A07170 bearing int @ 9.2%	NA		December 9, 2020
2	INE205A07162 bearing int @ 8.9%	NA		December 9, 2020
3	INE205A07196 bearing int @9.20%	NA		February 25, 2021

b)	Next due date of Interest/Principal repayment along with amount due is as follows:

S. No.	Particulars	Next Due Date and Amount due (April 1, 2021 to September 30, 2021)
		Principal Due Date	Amount Due (₹ Crore)	Interest Due Date	Amount Due (₹ Crore)
1	INE205A07154 bearing int @ 9.18%	July 2, 2021	1,000	July 2, 2021	91
2	INE205A07139 bearing int @ 8.5%	April 5, 2021	2,350	April 5, 2021	200
3	INE205A07063 bearing int @ 8.75%	April 15, 2021	250	April 15, 2021	115
4	INE205A07071 bearing int @ 8.75%	September 15, 2021	250	September 15, 2021	128
5	INE205A07147 bearing int @ 8.5%	June 15, 2021	1,650	June 15, 2021	140
6	INE205A07188 bearing int @ 8.75%	NA	NA	June 30, 2021	111

c)

On October 28, 2020, CRISIL downgraded its rating on the debt instruments of the Company to ‘CRISIL AA-’ from ‘CRISIL AA’ while revising the outlook to ‘Stable’ from ‘Negative’. The ratings on the commercial paper and short term bank facilities has been maintained at ‘CRISIL A1+’. The ratings have been re-affirmed by CRISIL on 3rd May at “CRISIL AA-“/Stable outlook.

On February 15, 2021, India Ratings and Research Private Limited (Ind-Ra) revised its outlook to ‘Stable’ from ‘Negative’ while affirming the long term issuer ratings at ‘IND AA-’.

d)	The listed Non-Convertible debentures (‘NCDs’) of the Company aggregating ₹ 10,920 Crore as on March 31, 2021 are secured by way of first Pari Passu mortgage/charge on certain assets of the Company, and the asset cover thereof exceeds 125% and 100% of the principal amount of ₹ 2,000 Crore and ₹ 8,920 Crore respectively, as required as per the terms of the issue of these NCDs.

(₹ in Crore, except otherwise stated)

	Particulars	March 31, 2021	March 31, 2020
e)	Net Worth (Equity + Reserves and surplus)	76,790	69,895
f)	Debenture Redemption Reserve	557	1,060
g)	Interest Service Coverage Ratio (No. of times)	5.99	2.68
h)	Debt Service Coverage Ratio (No. of times)	2.01	1.11
i)	Debt- Equity Ratio (No. of times)	0.42	0.56

Formulae for computation of ratios are as follows:
a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)
b)	Debt service coverage ratio	Earnings before interest, depreciation, tax and exceptional items/ (interest expense + principal payments of long term loans)
c)	Interest service coverage ratio	Earnings before interest, depreciation, tax and exceptional items / interest expense

10	The Company has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment, loans and receivables, etc in accordance with the applicable Ind AS. The Company has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results. The impact of the pandemic may be different from that as estimated as at the date of approval of these results and the management continues to closely monitor any material changes to future economic conditions.
11	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : New Delhi	Sunil Duggal
Date : May 13, 2021	Whole -Time Director and Chief Executive Officer